

October 27, 2022

Blake Janover
Chief Executive Officer
Janover Inc.
6401 Congress Ave, Ste 250
Boca Raton, FL 33487

> **Re: Janover Inc.**
> **Registration Statement on Form S-1**
> **Filed October 14, 2022**
> **File No. 333-267907**

Dear Blake Janover:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

Form S-1 filed October 14, 2022

Cover Page

1. We note the disclosure on the cover page that the Selling Shareholder shares will not be purchased by the underwriters in the underwritten offering. Please disclose the offering price for the Selling Shareholder shares. Refer to Item 501(b)(3) of Regulation S-K. We also note that the Selling Shareholder shares will not be sold until after the closing of this offering. Please advise us why you are including the selling shareholder offering in the same prospectus as your underwritten offering or have not elected to use a prospectus supplement for the selling shareholder offering.

We are subject to concentration risk, page 17

2.      We refer to comment 8 in our letter dated June 1, 2022.  In that comment we asked you to identify any lenders that generate more that 10% of your platform generated revenue.  Your response and revised disclosure indicated that Arbor Realty Trust, Inc. and Greystone & Co. II LLC are two such lenders.  In your registration statement filed on October 14, 2022, you have removed these lenders from this risk factor.  We therefore reissue the comment asking you to identify any lenders that generate more that 10% of your platform generated revenue, or please explain to use why such lenders no longer meet this criteria.

Capitalization, page 43

3.      You disclose that As Adjusted Capitalization reflects actual capitalization as of June 30, 2022 adjusted to reflect the issuance of 1,700,000 shares of common stock in the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by you which you estimate an to be approximately $9.17 million.  Please enhance your disclosures to clarify how the increase in As Adjusted Total stockholder's equity of $10.77 million reconciles to the estimated proceeds.

Dilution, page 45

4.      You disclose that concurrent with the effective date of the registration statement you will affect a 1-for-6.82 stock split and that share and per share information in the prospectus has been adjusted to reflect the stock split.  Please clarify how 9,695,582 shares of common stock to be outstanding following the offering based on your common stock outstanding of 6,845,236 at June 30, 2022 reconciles to common stock outstanding on page F-21 based on activity disclosed on pages 44, 45, 52, F-28, II-2, including the 7,057,903 shares of common stock outstanding before the offering on page 9, and revise your disclosures accordingly.  Further, please adjust all share amounts in the registration statement to reflect the stock split, including the financial statements for June 30, 2022, December 31, 2021 and December 31, 2020.  Refer to SAB Topic 4.C. Changes in Capital Structure.

Selling Stockholders, page 82

5.      We note your disclosure in the first paragraph regarding the possible resale by the Selling Shareholders of common stock.  Please briefly explain here the transactions from which the Selling Shareholders originially received the options, SAFEs or shares, including the exemption relied upon.  Please also include disclosure regarding your outstanding options and SAFEs under "Description of Securities," at page 86, or advise.

6.      We note that you have added a secondary offering of selling stockholders that you intend to commence "after the closing of this offering."  Please provide us with your analysis as to whether the transaction should be viewed as a secondary offering eligible to be made on

a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4).  Please include a discussion of the relationships of the investors with you and the fact that the shares you are seeking to register do not appear to have been issued yet, and tell us why the offering should not be viewed as an indirect, primary transaction and why the selling shareholders should not be viewed as underwriters.   Refer to Interpretation 612.09 in our Securities Act Rules Compliance and Disclosure Interpretations.

7.      Please include a column in your table that shows the percentage of common stock that the selling shareholders will beneficially own after the completion of your primary offering, but before they have sold any of their shares.

8.      Please indicate here which, if any, of the selling shareholders are considered to be related parties.

Note 2. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-10

9.      The Staff references prior comment 21 in our letter dated June 1, 2022.  Once you have an estimated offering price or range, please explain to us how you determined the fair value of the shares underlying your equity issuances and the reasons for any differences between the recent valuations of your shares leading up to the IPO and the estimated offering price.  This information will help facilitate our review of your accounting for equity issuances including equity compensation.

Exhibits

10.     We note the opinion in clause (ii) of Exhibit 5.1 that, "The Selling Stockholders Shares, having already been issued, are validly issued, fully paid and non-assessable."  However on page 82 of your registration statement, you indicate the selling shareholders shares have not been issued.  Please revise your disclosure and/or opinion as necessary.

You may contact Michelle Miller at (202) 551-3368 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.  Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance